SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH MAY 14, 2004

(Commission File No. 1-15256)

BRASIL TELECOM S.A.
(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investors Relations
+55 (61) 415-1140
ri@brasiltelecom.com.br

Media Relations Anne McBride
+1 (212) 983-1702
ivette.almeida@annemcbride.com

Free Translation

BRASIL TELECOM S.A.	BRASIL TELECOM PARTICIPAÇÕES S.A.
Publicly-held Corporation	Publicly-held Corporation
Corporate Taxpayers’ Registry 76.535.764/0001-43	Corporate Taxpayers’ Registry 02.570.688/0001-70
Board of Trade 53 3 0000622 9	Board of Trade 53 3 0000581 8

MATERIAL FACT

Brasil Telecom S.A. (“BrT”) and Brasil Telecom Participações S.A. (“BrTP”), in compliance with Brazilian Securities and Exchange Commission (CVM) Instruction 358 of January 3, 2002, communicate the following:

1 – As disclosed to the market in the Material Fact published on January 21, 2004, BrT gave notice, on January 20, 2004, to (i) MetroRED Telecommunications Group Ltd. (“MetroRED”) and FTT Ventures Limited (“FTT”) of its intention to exercise its option to purchase 80.1% of the corporate capital of MTH do Brasil Ltda. (“MTH”), which holds 99.9% of the corporate capital of MetroRED Telecomunicações Ltda. (“MetroRED Brasil”), under the terms of the Option Agreement entered into on February 17, 2003, and (ii) Aescom Sul Ltda. (“Aescom”) of its intention to exercise the option to purchase 80.1% of the corporate capital of Vant Telecomunicações S.A. (“Vant”) under the terms of the Option Agreement entered into on December 5, 2001.

2 – The transfer of control of MetroRED and Vant to BrT was approved at the Meetings of the Board of Directors of the National Telecommunications Agency – Anatel held on April 28, 2004 and May 5, 2004, respectively.

3 – Accordingly, MetroRED and FTT have today executed instruments that transferred to BrT quotas representing 80.1% of the corporate capital of MTH and 1 (one) quota of MetroRED Brasil, and receive in exchange a price of US$51,000,000.00 (fifty-one million United States dollars). Likewise, Aescom has today executed instruments that transferred to BrT shares representing 80.1% of the corporate capital of Vant, and receives in exchange a price of R$15,575,284.80 (fifteen million, five hundred and seventy-five thousand, two hundred and eight-four Brazilian reais and eighty cents). Upon conclusion of these transactions, BrT became the direct and indirect holder of the entire corporate capital of MTH and consequently of MetroRED Brasil, and of the entire corporate capital of Vant.

4 – MetroRED was established in Brazil in August 1997 and in December 1998 began commercial operations to provide a wide range of private network telecommunications services via optic fiber digital networks. MetroRED Brasil’s system has a 343-kilometer local network in São Paulo, Rio de Janeiro and Belo Horizonte and a 1485-kilometer long distance network connecting these major metropolitan business centers. MetroRED Brasil also has an Internet Solutions Center in São Paulo that offers co-location, hosting and other value-added services.

5 – Vant was founded in 1999 and provides corporate network services. Focusing initially on TCP/IP, Vant was the first operator in Brazil to offer services with a network based entirely on TCP/IP technology. Vant does business throughout Brazil and is present in the principal Brazilian capital cities, offering an extensive portfolio of voice and data products.

6 – The acquisition of MetroRED and Vant has a fundamental role in BrT’s strategy for expansion beyond Region II, in light of their position in the corporate market, their focus on data transmission services and the fact that their networks complement BrT’s.

Brasília, May 13, 2004.

Carla Cico Investor Relations Director Brasil Telecom S.A.	Paulo Pedrão Rio Branco Investor Relations Director Brasil Telecom Participações S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 14, 2004

BRASIL TELECOM S.A.

By:	/S/ Carla Cico
Name: Carla Cico Title: President and Chief Executive Officer